15027299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines (City) IA (State) 50392-0200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tracy W. Bollin 515-362-1345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) (State) 50309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2015
17 REGISTRATIONS BRANCH

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracy W. Bollin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Funds Distributor, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

THÉA AMSDEN
Commission Number 221444
My Commission Expires
March 15, 2017

This report contains:
(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Operations.
(X) (d) Statement of Cash Flows.
(X) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous Audit.

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Principal Fund Distributor, Inc., (the Company) as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules IIA has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

Principal Funds Distributor, Inc.

Statements of Financial Condition

	December 31 2014	2013
Assets		
Cash and cash equivalents	**$ 38,844,912**	$ 35,587,076
Receivables from:		
Affiliates	**14,452,800**	13,735,470
Others	**184,773**	171,406
Total receivables	**14,637,573**	13,906,876
Deferred sales commissions	**12,703,194**	11,903,987
Income tax receivable under tax allocation agreement	**11,538,867**	11,395,139
Deferred income tax asset, net	**1,676,350**	1,405,144
Capitalized computer software development costs	**1,989,387**	2,785,136
Other assets	**837,201**	455,883
Total assets	**$ 82,227,484**	$ 77,439,241
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 16,653,180**	$ 14,628,425
Payables to:		
Principal Life Insurance Company	**13,940,759**	13,866,887
Other affiliates	**4,627,834**	4,087,731
Total liabilities	**35,221,773**	32,583,043
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	**100,000**	100,000
Additional paid-in capital	**470,863,061**	408,936,241
Accumulated deficit	**(423,957,350)**	(364,180,043)
Total stockholder's equity	**47,005,711**	44,856,198
Total liabilities and stockholder's equity	**$ 82,227,484**	$ 77,439,241

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Operations

	Year Ended December 31	
	2014	**2013**
Revenues		
Distribution fees (12b-1 fees)	**$ 166,168,132**	$ 152,145,704
Underwriting fees	**5,557,043**	6,492,853
Contingent deferred sales charges	**2,752,459**	3,592,382
Total revenues	**174,477,634**	162,230,939
Expenses		
Distribution expenses (12b-1 fees)	**147,089,025**	124,961,916
Compensation and related expenses	**54,502,873**	59,561,462
Amortization of deferred sales commissions	**23,238,868**	33,754,111
General and administrative expenses	**47,075,434**	43,103,281
Computer Software Development Costs	**795,749**	710,186
Total expenses	**272,701,949**	**262,090,956**
Loss before income tax benefit	**(98,224,315)**	(99,860,017)
Income tax benefit	**38,607,176**	39,252,498
Net loss	**$ (59,617,139)**	$ (60,607,519)

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2013	$ 100,000	$ 346,812,827	$ (303,450,857)	$ 43,461,970
Net loss	–	–	(60,607,519)	(60,607,519)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	2,123,414	(121,667)	2,001,747
Capital contributions from Principal Management Corporation	–	60,000,000	–	60,000,000
Balance at December 31, 2013	100,000	408,936,241	(364,180,043)	44,856,198
Net loss	–	–	**(59,617,139)**	**(59,617,139)**
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	**1,926,820**	**(160,168)**	**1,766,652**
Capital contributions from Principal Management Corporation	–	**60,000,000**	–	**60,000,000**
Balance at December 31, 2014	**$ 100,000**	**$ 470,863,061**	**$ (423,957,350)**	**$ 47,005,711**

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2014	**2013**
Operating activities		
Net loss	**$ (59,617,139)**	$ (60,607,519)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions	**23,238,868**	33,754,111
Allocation of stock-based compensation	**1,926,820**	2,123,414
Equity distribution in the form of common stock to employees	**(160,168)**	(121,667)
Deferred income taxes, net	**(271,206)**	(3,464,100)
Sales commissions deferred	**(24,038,075)**	(29,021,155)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement	**(143,728)**	(1,075,992)
Receivables from affiliates	**(717,330)**	(2,432,110)
Other receivables	**(13,367)**	(126,706)
Capitalized computer software development costs	**795,749**	(2,737,699)
Other assets	**(381,318)**	(244,785)
Accounts payable and accrued expenses	**2,024,755**	2,509,541
Payable to Principal Life Insurance Company	**73,872**	3,247,647
Payable to other affiliates	**540,103**	851,807
Net cash used in operating activities	**(56,742,164)**	(57,345,213)
Financing activities		
Capital contributions from Principal Management Corporation	**60,000,000**	60,000,000
Net cash provided by financing activities	**60,000,000**	60,000,000
Net increase in cash and cash equivalents	3,257,836	2,654,787
Cash and cash equivalents at beginning of year	35,587,076	32,932,289
Cash and cash equivalents at end of year	**$ 38,844,912**	$ 35,587,076

See accompanying notes.

1401-1185886

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation ("PMC"). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

Reclassifications have been made to prior year financial statements to conform to the December 31, 2014 presentation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

2. Summary of Significant Accounting Policies (continued)

Deferred Sales Commission

Commission costs related to sales of Class B, Class C, Class J and certain Class A shares are capitalized and amortized over each Class's contingent deferred sales charge period as stated in the Principal Funds' prospectus. Deferred sales commissions related to Class B shares are amortized over a period of five years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class J shares are amortized over an 18 month period using the straight-line method. Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

As set forth in the statements of operations, the Company receives distribution (Rule 12b-1) fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $14,398,800 and $13,559,579 at December 31, 2014 and 2013, respectively.

Additionally, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses. The Company is affiliated with Princor Financial Services Corporation ("PFSC") through common ownership and management. Distribution expenses paid to PFSC for the sale of shares of the Funds totaled $51,844,142 and $44,001,697 for the years ended December 31, 2014 and 2013, respectively.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2014 and 2013, were $164,705,048 and $155,728,135, respectively.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,926,820 and $2,123,414 to the Company for the years ended December 31, 2014 and 2013, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

4. Leases

As of December 31, 2014, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2014	$ 593,327
2015	199,715
2016	–
2017	–
Thereafter	–
	$ 793,042

Rent expense for 2014 and 2013 totaled $686,550 and $599,560, respectively.

5. Income Taxes

The Company's taxable income or loss is included in the consolidated income tax return filed by PFG, the Company's ultimate parent. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received taxes of $38,382,757 and $34,855,073 during 2014 and 2013, respectively.

Our income tax expense was as follows:

	For the Year Ended December 31	
	2014	**2013**
Current income taxes (benefits):		
U.S. Federal	**$ (32,560,319)**	$ (31,245,887)
State	**(5,775,651)**	(4,542,512)
Total current income taxes (benefits)	**(38,335,970)**	(35,788,399)
Deferred income taxes (benefits):		
U.S. Federal	**1,199,709**	(561,859)
State	**(1,470,915)**	(2,902,240)
Total deferred income taxes (benefits)	**(271,206)**	(3,464,099)
Total income tax benefit	**$ (38,607,176)**	$ (39,252,498)

5. Income Taxes (continued)

Effective Income Tax Rate

The effective rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2014 and 2013 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2014 and 2013.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

5. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

	December 31	
	2014	**2013**
Deferred income tax assets:		
State net operating loss	**$ 5,141,751**	$ 4,083,901
Stock compensation	**672,882**	577,743
Other deferred income tax assets	**154,494**	258,534
Total deferred income tax assets	**5,969,127**	4,920,178
Deferred income tax liabilities:		
Deferred sales commissions	**(3,533,651)**	(3,348,054)
Software amortization	**(422,572)**	–
Prepaid expenses	**(336,554)**	(166,980)
Total deferred income tax liabilities	**(4,292,777)**	(3,515,034)
Total net deferred income tax assets	**$ 1,676,350**	$ 1,405,144

In management's judgment, total deferred income tax assets are more likely than not to be realized.

5. Income Taxes (continued)

Other Tax Information

The Internal Revenue Service ("IRS") completed its examinations of tax years 2004 through 2008. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012 and for 2011 during the first quarter of 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of Principal Funds, Inc. Strategic Asset Management Portfolios in the United States District Court for the Southern District of Iowa against Principal Management Corporation; Principal Global Investors, LLC; and Principal Funds Distributor, Inc. ("the Curran Defendants"). The lawsuit alleges the Curran Defendants breached their fiduciary duty under Section 36(b) of the Investment Company Act by charging advisory fees and distribution fees that were excessive. The Curran Defendants filed a motion to dismiss the case on January 29, 2010. That motion was granted in part and overruled in part. Principal Global Investors, LLC was dismissed from the suit. The court dismissed this case on June 12, 2013.

6. Contingencies (continued)

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2014, the Company had net capital of $8,979,048, which was $8,729,048 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplementary Information

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA

December 31, 2014

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$47,005,711
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		47,005,711
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		47,005,711
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$38,026,663	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(38,026,663)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$8,979,048
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$8,979,048

1401-1185886

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2014

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	8,729,048
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	8,679,048

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2014

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

1001-1119316

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2014

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2014.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

RECEIVED
FEB 27 2015
SEC San Francisco

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Principal Funds Distributor, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Principal Funds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Principal Funds Distributor, Inc.'s management is responsible for Principal Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or wire detail and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 to December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Principal Funds Distributors, Inc. Exemption Report, in which (1) Principal Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions during the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015